Law Offices

Of

RICHARD S. LANE

200 East 71st Street

Suite 7C

New York, NY 10021

Phone (212) 737-8454 Fax (212) 737-3259

E-Mail: RSLane09@aol.com

February 25, 2009

Mr. Paul Fischer, Staff Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE: Pre-Effective Amendment # 14 regarding Amber Optoelectronics, Inc. S-1, file # 333-147225

Dear Mr. Fischer,

With respect to comment # 1 in your letter dated January 12, 2009, please accept the following as my legal analysis, based upon which I have determined that the shares being registered for resale should be regarded as a secondary offering (eligible to be made on a delayed or continuous basis under Rule 415 (a)(I)(i). In addition to reviewing the foregoing portion of 415, I have also reviewed D-29 of the Manual of Publicly Available Telephone Interpretations and Item 507 of Regulation S-K.

The issuer is registering 14,278,850 shares of outstanding common stock held by non related or affiliated shareholders. None of the current shareholders are underwriters, brokers or affiliated with a broker or underwriter, nor are any of the shareholders acting as a conduit for the issuer, or acting as an underwriter selling on behalf of the issuer. When and if any of the shareholders elect to sell their shares, the proceeds received from such sale will be for the benefit of the selling stockholder, and not for the benefit of the issuer

All of the said shares were acquired as a result of a reverse merger on December 2006; whereby the 418 un-certificated, book-entry interests in Kerrie Acquisition Corp. exchanged shares with Amber Optoelectronics, Inc. for each share of record held. Amber Optoelectronics Inc. was entitled to use the exemption provided by Section 504 of the Securities Exchange Act of 1933 relative to the exchange of its shares. A conforming Form D Registration was filed with the Securities and Exchange Commission on January 19, 2007.

                          Very truly yours,

          /S/

Richard S. Lane

RSL:ai